JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 28, 2004

CAMBIOR AND SEQUOIA SIGN FORMAL MERGER AGREEMENT

Cambior Inc. ("Cambior") and Sequoia Minerals Inc. ("Sequoia") signed a formal merger agreement yesterday. As a result, Sequoia will effectively become a wholly-owned subsidiary of Cambior, and Cambior will consequently acquire the remaining 50% interest in the Niobec mine owned by Sequoia and assume the full operatorship of the mine. Cambior also announces modifications to the offer previously announced on April 21, 2004.

Modifications to the Offer

Under the formal merger agreement, Sequoia shareholders may elect to receive either a cash consideration of Cdn $0.60 for each share of Sequoia or one Cambior common share for each 6.3 Sequoia shares. Sequoia shareholders who elect to receive a cash consideration will benefit from a premium of approximately 25% over the 20-day weighted average closing price prior to the announcement of the proposed merger on April 21, 2004 of Cdn $0.48 per Sequoia common share on the Toronto Stock Exchange.

The merger transaction is subject to regulatory approval, the completion of certain specific matters of both companies' due diligence review prior to closing, its approval by Sequoia shareholders at a special meeting to be held at the end of June 2004, and its approval by Sequoia's lenders. Cambior has already received approval from its banking syndicate.

Sequoia obtains fairness opinion

The Board of Directors of Sequoia has received a favorable fairness opinion from Canaccord Capital Corporation and has relied on such fairness opinion, as well as other key considerations, to determine that the terms of the amalgamation are fair, from a financial point of view, to Sequoia shareholders and are in the best interests of Sequoia.

Rescheduling of payments and extension of Cambior's Credit Facility

Cambior successfully negotiated an amendment to its Credit Facility with its lenders which has delayed the reimbursement schedule of its US $50 million Credit Facility by nine months and extended the revolving credit line by nine months. The new repayment schedule will be as follows:

  2004 - No reimbursement
  2005 - 4 quarterly payments of US $4.5 million, commencing March 31, 2005
  2006 - 4 quarterly payments of US $3.5 million
  2007 - 4 quarterly payments of US $3.5 million
  2008 - 3 quarterly payments of US $1.3 million.

The revolving credit line of US $10 million will become due on September 30, 2008.

Niobec Mine

The Niobec mine in northeastern Québec, Canada, is currently jointly owned by the mine operator Sequoia (50%) and Cambior (50%), which is responsible for the worldwide marketing of the ferroniobium. Niobec is the only niobium producer in North America and the third largest in the world. Cambior's share of 2003 niobium sales from the Niobec mine totaled $22.2 million, representing 11% of Cambior's consolidated revenues, and operating cash flow was $8.2 million.

The Niobec mine has been in operation since 1976. The milling capacity of the Niobec mine is 3,500 tonnes per day. The current proven and probable mineral reserves of the mine (100%) are estimated at 148,000 tonnes of Nb205 contained and should provide at least 15 years of mine life at the current mining rate. The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. Ferroniobium is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Sequoia Minerals Inc. is a natural resource company whose focus is on the development of metals and industrial minerals in order to provide value-added products that meet the criteria of its customers worldwide with regard to performance and economic and ecological concerns. Sequoia's shares trade on the Toronto Stock Exchange under the symbol "SEQ".

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the closing of the merger transaction, the anticipated benefits of this transaction for Cambior, Sequoia and their respective shareholders, and the incorporation of the full operatorship of the Niobec mine into Cambior's activities (including forward-looking statements relating to the Niobec mine itself, its reserves and niobium world markets). Forward-looking statements express, as at the date of this press release, Cambior's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements; also, there is no warranty that all conditions precedent to the closing of the merger transaction will be fulfilled. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of niobium, mining industry risks, risks associated with mining operations, environmental risks and hazards, uncertainty as to estimation of mineral reserves, and other risks referred to in Cambior's 2003 Annual Information Form and in the Management Proxy Circular made in connection with the arrangement that led to Sequoia's creation and dated November 12, 2003, both filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (as regards Cambior only), as well as the Toronto Stock Exchange and the American Stock Exchange (as regards Cambior only).

For additional information, please contact:

CAMBIOR INC.	SEQUOIA MINERALS INC.
Robert Lavallière	Jacques Bonneau
Manager - Investor Relations	President and Chief Executive Officer
Tel.: (450) 677-2699	Pierre Labbé
Fax: (450) 677- 3382	Vice President, Finance
E-mail: info@cambior.com	Tel: (418) 694-1123
Internet: www.cambior.com	Fax: (418) 694-0331
Email : mail@sequoia.bz
PR-2004-12	Internet : www.sequoiaminerals.com